Exhibit (a)(5)(HH)
Transcript of Statement
     Rome and Madrid, 3 October 2007 — Enel S.p.A. (Enel) and Acciona, S.A. announce that the joint tender offer in the United States for all the outstanding shares and ADSs of Endesa, S.A. expired on 1 October 2007 and has not been extended in accordance with the terms of the Offer to Purchase dated 30 July 2007. The results of the joint tender offer are forthcoming.